Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with the unaudited financial results and statements of TIAN RUIXIANG Holdings Ltd (the “Company,” “we,” “our,” or “us”) for the six (6) months ended April 30, 2025, furnished and included with this report as Exhibit 99.1.

Overview

We are a holding company incorporated in the Cayman Islands. We are not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE, TRX ZJ, which was established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, which are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company, under accounting principles generally accepted in the United States (“U.S. GAAP”), is deemed to have a controlling financial interest in, and be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure.

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance and life insurance. TRX ZJ acts on behalf of its customers seeking insurance coverage from insurance companies and take pride in its premium customer service. TRX ZJ operates 7 branches as of the date of this report. For the six months ended April 30, 2025, TRX ZJ had 659 institutional customers and 6,757 individual customers.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to its individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with 22 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to its customers.

For the six months ended April 30, 2025, 92.5% of TRX ZJ’s net revenue was attributed to its top five insurance company partners, and the following three insurance companies each accounted for more than 10% of its net revenue: Ping An Property Insurance Co., Ltd. Wenzhou Branch, Ping An Property Insurance Co., Ltd. Changsha Branch, and China Pacific Property Insurance Co., Ltd. Jinhua Branch accounted for 38.7%, 35.5% and 9.9% of TRX ZJ’s net revenue, respectively.

For the six months ended April 30, 2024, 92.5% of TRX ZJ’s net revenue was attributed to its top five insurance company partners, and the following three insurance companies each accounted for more than 10% of its net revenue: Ping An Property Insurance Co., Ltd. Hangzhou Branch, China United Property Insurance Co., Ltd. Hangzhou Branch, and China Huanong Property & Casualty Insurance Co., Ltd. accounted for 49.0%, 15.3% and 15.0% of TRX ZJ’s net revenue, respectively.

In February 2024, pursuant to a business strategy to expand our business to the Hong Kong insurance brokerage market, TRX HK acquired Peak Consulting Services Limited (“Peak”), which is a licensed insurance brokerage in Hong Kong. As of the date of this report, Peak has not generated any revenue.

Revenue Category

As a broker of insurance products, TRX ZJ derives its revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

The following table illustrates the breakdown of TRX ZJ’s commissions by insurance products for the six months ended April 30, 2025 and 2024.

	Six Months Ended April 30, 2025		Six Months Ended April 30, 2024
	Net	Percentage of	Net	Percentage of
	Revenue	Net Revenue	Revenue	Net Revenue
Property and Casualty Insurance:
Commercial Property Insurance	$2,356,916	83.5%	$48,932	27.4%
Liability Insurance	155,559	5.5%	121,384	68.1%
Automobile Insurance
Supplemental	—	—	2,075	1.2%
Mandatory	—	—	48	0.0%
Accidental Insurance	308,777	10.9%	2,363	1.3%
Other Insurances:
Health Insurance	2,060	0.1%	3,444	1.9%
Life Insurance	—	—	99	0.1%
Total	$2,823,312	100.0%	$178,345	100.0%

Critical Accounting Policies

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the unaudited condensed consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2025 and 2024 include the allowance for policy cancellation, the useful life of intangible assets, the assumptions used in assessing impairment of long-term assets, the fair value of the consideration given and assets acquired and liabilities assumed in the asset acquisition of Peak, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Accounts Receivable and Reserve for Credit Losses

Accounts receivable are presented net of reserve for credit losses. The Company maintains reserve for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific reserves when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Management believes that accounts receivable is fully collectable. Therefore, no material reserve for credit losses is deemed to be required on its accounts receivable at April 30, 2025 and October 31, 2024.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company’s revenue is derived from contracts with customers for provisions of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

The amount of revenue recognized is net of allowance for policy cancellation. The Company estimates cancellation based on an analysis of historical and current data on cancellations.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation—Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting or on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Recent Accounting Pronouncements

For details of applicable new accounting standards, please, refer to Recent Accounting Pronouncements in Note 3 of our unaudited condensed consolidated financial statements in this report.

RESULTS OF OPERATIONS

This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Results of Operations for the Six Months Ended April 30, 2025 and 2024

The following table sets forth a summary of our consolidated results of operations for the six months ended April 30, 2025 and 2024.

	Six Months Ended April 30,		Changes in
	2025	2024	Amount	Percentage
Net revenue	$2,823,312	$178,345	$2,644,967	1,483.1%
Operating expenses:
Selling and marketing	4,491,649	1,149,083	3,342,566	290.9%
General and administrative	1,562,654	1,992,092	(429,438)	(21.6)%

Total operating expenses	6,054,303	3,141,175	2,913,128	92.7%

Loss from operations	(3,230,991)	(2,962,830)	(268,161)	9.1%

Other income, net	346,662	371,579	(24,917)	(6.7)%

Loss before income taxes	(2,884,329)	(2,591,251)	(293,078)	11.3%

Income taxes	6,033	14,098	(8,065)	(57.2)%

Net loss	(2,890,362)	(2,605,349)	(285,013)	10.9%

Foreign currency translation adjustment	(598,083)	261,516	(859,599)	(328.7)%

Comprehensive loss	$(3,488,445)	$(2,343,833)	$(1,144,612)	48.8%

Net Revenue

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the unaudited condensed consolidated statements of operations and comprehensive loss.

Net revenue for the six months ended April 30, 2025 totaled $2,823,312, an increase of $2,644,967, or 1,483.1%, compared with $178,345 for the six months ended April 30, 2024. This increase was primarily attributable to a significant increase in commissions from commercial property insurance of approximately $2,308,000, which was driven by our significant efforts on distribution of commercial property insurance products, an increase in commissions from accidental insurance of approximately $306,000, an increase in commission from liability insurance of approximately $34,000, offset by a decrease in commissions from other miscellaneous insurance of approximately $3,000. We expect that our net revenue will continue to increase in the near future.

Operating Expenses

During the six months ended April 30, 2025 and 2024, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Selling and marketing expenses amounted to $4,491,649 for the six months ended April 30, 2025, as compared to $1,149,083 for the six months ended April 30, 2024, an increase of $3,342,566, or 290.9%. The significant increase was mainly attributable to an increase in one-time distribution channels setup fees of approximately $1,520,000, an increase in distribution channels maintenance fees of approximately $83,000, an increase in advertising costs of approximately $177,000 due to our increased advertising activities, an increase in sale commission of approximately $2,432,000 resulting from the increase in revenue, and an increase in other miscellaneous items of approximately $54,000, offset by a decrease in the stock-based compensation of approximately $923,000 which reflected the value of our ordinary shares granted to our sales professionals in the first half of fiscal 2024. We expect that our selling and marketing expenses will decrease in the near future.

Our selling and marketing expenses as a percentage of net revenue for the six months ended April 30, 2025 decreased to 159.1% from 644.3% for the six months ended April 30, 2024. The decrease was primarily attributable to a significant increase in our net revenue.

General and Administrative

General and administrative expenses amounted to $1,562,654 for the six months ended April 30, 2025, as compared to $1,992,092 for the six months ended April 30, 2024, a decrease of $429,438, or 21.6%.

For the six months ended April 30, 2025 and 2024, general and administrative expenses consisted of the following:

	Six Months Ended April 30,		Changes in
	2025	2024	Amount	Percentage
Professional fees	$1,275,960	$390,503	$885,457	226.7%
Compensation and related benefits	182,963	1,521,846	(1,338,883)	(88.0)%
Amortization of intangible assets	—	30,148	(30,148)	(100.0)%
Rent and related utilities	25,011	34,631	(9,620)	(27.8)%
Others	78,720	14,964	63,756	426.1%
	$1,562,654	$1,992,092	$(429,438)	(21.6)%

●	Professional fees primarily consisted of legal fees, audit fees, consulting fees, and other fees. For the six months ended April 30, 2025, professional fees increased by $885,457, or 226.7%, as compared to the six months ended April 30, 2024. The significant increase was mainly attributable to an increase in legal service fees of approximately $357,000, mainly due to the increased legal services related to our potential merger with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands (“Ucare”), an increase in consulting fees of approximately $200,000, mainly due to the increase in use of consulting service providers related to our potential merger with Ucare, an increase in audit fees of approximately $262,000, and an increase in other miscellaneous items of approximately $66,000. We expect that our professional fees will remain in its current level with minimal increase in the near future.
●	For the six months ended April 30, 2025, compensation and related benefits decreased by $1,338,883, or 88.0%, as compared to the six months ended April 30, 2024. The significant decrease was primarily attributable to a decrease in the stock-based compensation of $1,295,000, reflecting the value of our Class A ordinary shares granted and vested to our management in the first half of fiscal 2024, and a decrease in the management’s compensation and related benefits of approximately $44,000 resulting from laying off our personnel. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.
●	For the six months ended April 30, 2025, amortization of intangible assets decreased by $30,148, or 100.0%, as compared to the six months ended April 30, 2024. At the end of October 2024, our intangible assets were impaired to zero and no amortization expense from intangible assets in the six months ended April 30, 2025. Therefore, amortization expense decreased.

●	For the six months ended April 30, 2025, rent and related utilities decreased by $9,620, or 27.8%, as compared to the six months ended April 30, 2024. The decrease was mainly due to the decreased monthly rent driven by decreased office space.
●	Other general and administrative expenses were primarily comprised of travel and entertainment, office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the six months ended April 30, 2025, other general and administrative expenses increased by $63,756, or 426.1%, as compared to the six months ended April 30, 2024. The increase was primarily due to an increase in office decoration expense of approximately $62,000 resulting from our moving in a new office in the first half of fiscal 2025 and an increase in other miscellaneous items of approximately $2,000.

Loss from Operations

As a result of the foregoing, for the six months ended April 30, 2025, loss from operations amounted to $3,230,991, as compared to $2,962,830 for the six months ended April 30, 2024, resulting in a change of $268,161, or 9.1%.

Other Income (Expense)

Other income (expense) primarily includes third party and related party interest income which included gain from short-term investments, third party and related party interest expense, loss on settlement of payables – related parties, and miscellaneous expense and income. Other income, net, totaled $346,662 for the six months ended April 30, 2025, as compared to $371,579 for the six months ended April 30, 2024, a decrease of $24,917, or 6.7%, which was attributable to an increase in interest expense of approximately $23,000 driven by increased outstanding loans payable in the first half of fiscal 2025, an increase in loss on settlement of payables – related parties of approximately $258,000 resulting from the settlement of debts owed to related parties in the first half of fiscal 2025, and a decrease in other income of approximately $36,000, offset by an increase in interest income of approximately $291,000 mainly due to our increased investment in notes receivable in the first half of fiscal 2025.

Income Taxes

Income taxes expense was $6,033 for the six months ended April 30, 2025, as compared to $14,098 for the six months ended April 30, 2024, a decrease of $8,065, or 57.2%. The decrease in income taxes expense was primarily attributable to a decrease in taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $2,890,362 for the six months ended April 30, 2025, as compared to $2,605,349 for the six months ended April 30, 2024, a change of $285,013, or 10.9%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of April 30, 2025, these two individuals owned an aggregate of 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to non-controlling interest was $0 and $1 for the six months ended April 30, 2025 and 2024, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $2,890,362 or $0.31 per share (basic and diluted) for the six months ended April 30, 2025, as compared with $2,605,348 or $2.68 per share (basic and diluted) for the six months ended April 30, 2024, a change of $285,014, or 10.9%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK, is the U.S. dollar, and the functional currency of Peak is the Hong Kong dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the Hong Kong dollar or RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation loss of $598,083 and a foreign currency translation gain of $261,516 for the six months ended April 30, 2025 and 2024, respectively. This non-cash loss/gain had the effect of increasing/decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $3,488,445 and $2,343,833 for the six months ended April 30, 2025 and 2024, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At April 30, 2025 and October 31, 2024, we had cash and restricted cash of approximately $893,000 and $996,000, respectively. These funds are mainly kept in financial institutions located in China.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to TRX through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from October 31, 2024 to April 30, 2025:

	April 30,	October 31,	Changes in
	2025	2024	Amount	Percentage
Working capital:
Total current assets	$37,822,151	$39,921,393	$(2,099,242)	(5.3)%
Total current liabilities	3,289,531	5,918,706	(2,629,175)	(44.4)%
Working capital	$34,532,620	$34,002,687	$529,933	1.6%

Our working capital increased by $529,933 to $34,532,620 at April 30, 2025 from $34,002,687 at October 31, 2024. The increase in working capital was primarily attributable to an increase in note receivable – current portion of approximately $413,000 which was attributable to our increased investment in note receivable in the first half of fiscal 2025, an increase in other current assets of approximately $152,000 mainly due to the increase in prepaid service fees of approximately $133,000, a decrease in salary payable of approximately $428,000 mainly driven by the settlement of salary payable by issuance of our ordinary share, a decrease in accrued liabilities and other payables of approximately $781,000 resulting from the payments made to our vendors in the first half of fiscal 2025, and a decrease in due to related parties of approximately $1,685,000 mainly driven by the settlement of related party payables by issuance of our ordinary share, offset by a decrease in cash of approximately $100,000, a decrease in short-term investments of approximately $323,000 resulting from our decreased investments in wealth management products with underlying bonds offered by a private entity in the first half of fiscal 2025, a decrease in accounts receivable of approximately $1,104,000 driven by our collection efforts in the first half of fiscal 2025, a decrease in note receivable – related parties of approximately $1,226,000 due to the prepayment of promissory note from a related party in the first half of fiscal 2025, an increase in refund liability of approximately $212,000 driven by the increase in reserve for policy cancellations in the first half of fiscal 2025, and an increase in loan payable – related parties of approximately $129,000 due to the issuance of loans to our related parties in the first half of fiscal 2025.

Because the exchange rate conversion is different for the condensed consolidated balance sheets and the unaudited condensed consolidated statements of cash flows, the changes in assets and liabilities reflected on the unaudited condensed consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the condensed consolidated balance sheets.

Cash Flows for the Six Months Ended April 30, 2025 Compared to the Six Months Ended April 30, 2024

The following summarizes the key components of our cash flows for the six months ended April 30, 2025 and 2024:

	Six Months Ended April 30,
	2025	2024
Net cash (used in) provided by operating activities	$(2,718,547)	$258,210
Net cash (used in) provided by investing activities	(10,693,123)	27,414,831
Net cash provided by financing activities	13,323,502	57,987
Effect of exchange rate on cash and restricted cash	(15,081)	(269,071)
Net (decrease) increase in cash and restricted cash	$(103,249)	$27,461,957

Net cash flow used in operating activities for the six months ended April 30, 2025 was $2,718,547, which primarily reflected our consolidated net loss of approximately $2,890,000, the non-cash item adjustments mainly consisting of gain related to short-term investments of approximately $270,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivable of $347,000 resulting from our investment in note receivable in the first half of fiscal 2025, an increase in other assets of approximately $155,000 mainly due to the increase in prepaid service fees of approximately $133,000, a decrease in accrued liabilities and other payables of approximately $711,000, mainly due to the decrease in accrued professional service fees of approximately $92,000 resulting from payments made to our vendors in the first half of fiscal 2025 and the decrease in insurance premium payable of approximately $474,000 due to the premium payments remitted to our insurance carriers in the first half of fiscal 2025 and the decrease in other miscellaneous payables of approximately $145,000 in the first half of fiscal 2025, offset by a decrease in accounts receivable of approximately $1,075,000 driven by our collection efforts in the first half of fiscal 2025, and an increase in salary payable of approximately $111,000, and an increase in refund liability of approximately $213,000 driven by the increase in reserve for policy cancellations in the first half of fiscal 2025, and the non-cash item adjustment consisting of loss on settlement of payables – related parties of approximately $258,000 driven by the settlement of debts owed to related parties in the first half of fiscal 2025.

Net cash flow provided by operating activities for the six months ended April 30, 2024 was $258,210, which primarily reflected the non-cash item adjustments mainly consisting of stock-based compensation and service expense of $2,270,000 due to shares granted for services, and the changes in operating assets and liabilities mainly consisting of an increase in salary payable of approximately $92,000, and an increase in accrued liabilities and other payables of approximately $519,000, mainly due to the increase in expenses paid by third parties on our behalf in the six months ended April 30, 2024, offset by an increase in interest receivable of $78,000, and our consolidated net loss of approximately $2,605,000.

Net cash flow used in investing activities was $10,693,123 for the six months ended April 30, 2025 as compared to net cash flow provided by investing activities of $27,414,831 for the six months ended April 30, 2024. During the six months ended April 30, 2025, we made investments in our third party and related party note receivable of approximately $12,255,000, offset by proceeds received from repayment of note receivable from our third party and related party of approximately $1,562,000. During the six months ended April 30, 2024, we received cash on Peak acquisition of approximately $78,000 and received proceeds from sale of short-term investments of approximately $27,337,000.

Net cash flow provided by financing activities was $13,323,502 for the six months ended April 30, 2025 as compared to $57,987 for the six months ended April 30, 2024. During the six months ended April 30, 2025, we received proceeds from issuance of third party and related party loans of approximately $1,225,000 and received proceeds from equity offering of approximately $12,310,000, offset by repayments made for third party and related party loans payable of approximately $211,000. During the six months ended April 30, 2024, we received proceeds from related parties’ borrowings of approximately $94,000, offset by repayments made for related parties’ borrowings of approximately $36,000.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and repayment of loans when due, and the development of business opportunities. These uses of cash will depend on numerous factors including our revenue and our ability to control costs. All funds received will be expended in the furtherance of growing our business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●	An increase in working capital requirements to finance our current business;
●	The use of capital for development of business opportunities;
●	Addition of personnel as the business grows; and

We estimate that based on current plans and assumptions, that our available cash will be sufficient to satisfy our cash requirements under our present operating expectations through cash flow provided by operations, borrowings, and sales of equity. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or obtain financial support from shareholders.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the six months ended April 30, 2025 and 2024, we had unrealized foreign currency translation loss of approximately $598,000 and unrealized foreign currency translation gain of approximately $262,000, respectively, because of changes in the exchange rate.

Concentrations of Credit Risk

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $69,000) per bank. Any balance over RMB 500,000 per bank in PRC is not be covered. At April 30, 2025, cash and restricted cash balances held in the PRC were approximately RMB 5,912,000 (approximately $813,000), of which, approximately RMB 4,900,000 (approximately $674,000) was not covered by such limited insurance. The Company has not experienced any losses in such bank accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company holds its eligible deposit fails. At April 30, 2025, cash balance of approximately HKD 620,000 (approximately $80,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 63,000 (approximately $8,000) was not insured by the Hong Kong Deposit Protection Board.

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Inflation

As of the date of this report, the effect of inflation on our revenue and operating results was not significant.

Research and Development, Patents and Licenses, etc.

The Company operates in the insurance brokerage industry, which does not involve research and development (R&D) activities as part of its business model. Therefore, the Company has not adopted or implemented any research and development policies during the six months ended April 30, 2025 and 2024.

The Company also does not engage in activities related to the creation of patents or proprietary technologies, nor does it license intellectual property, as such activities are not customary or required within the scope of its operations.

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended April 30, 2025 that are reasonably likely to have a material effect on our revenue, loss from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

Critical Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Out of our significant accounting policies, which are described in “Note 3 – Summary of Significant Accounting Policies” of our Unaudited Condensed Consolidated Financial Statements for the six months ended April 30, 2025 and 2024 included elsewhere in this Report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgments, estimates and assumptions, including (i) revenue recognition and allowance for policy cancellation (ii) accounts receivable (iii) note receivable (iv) intangible assets and assumptions used in assessing impairment of intangible assets (v) income taxes (vi) leases and (vii) related party transactions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgements used in the preparation of our financial statements.

Allowance for Policy Cancellation

Management establishes the policy cancellation reserve, or refund liability, based on historical and current data on cancellations that management believes is necessary to provide for revenue allowance. It is possible that the accrual estimate could vary from actual result, which would require adjustment to the allowance accrual.

Useful Life of Intangible Assets

Intangible assets consist of regulatory licenses and are being amortized on a straight-line method over the estimated useful life of 10 years.

Assumptions Used in Assessing Impairment of Long-term Assets

The Company reviews long-lived assets for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value (generally, the discounted cash flows) and its book value.

Fair Value of the Consideration Given and Assets Acquired and Liabilities Assumed in the Asset Acquisition of Peak

On February 29, 2024, the Company completed its acquisition of Peak. The fair values of the current asset acquired and the current liabilities assumed were estimated to be equal to the carrying value on the books of the acquired entity. The acquisition cost of all other assets and liabilities acquired were allocated to those individual assets acquired and liabilities assumed, based on their estimated relative fair values.

Valuation of Deferred Tax Assets and Associated Valuation Allowances

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

We believe that the estimates utilized in preparing our unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Valuation of Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board ASC 718. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.